

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2024

Bryan Hughes
Chief Financial Officer
Winnebago Industries, Inc.
13200 Pioneer Trail
Eden Prairie, MN 55347

     Re: Winnebago Industries, Inc.
          Form 10-K for Fiscal Year Ended August 26, 2023
          Filed October 18, 2023
          File No. 001-06403

Dear Bryan Hughes:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing